Exhibit 99.2

SHARE PURCHASE AGREEMENT

Sellers
HANSOL Holdings Co., Ltd.
Lee Mi-sung
Cho Hyun-seung

Purchaser
PLAYVERSE Co., Ltd.

December 19, 2025

SHARE PURCHASE AGREEMENT

This Share Purchase Agreement (hereinafter referred to as the “Agreement”) is entered into as of December 19, 2025 (hereinafter referred to as the “Execution Date”) by and among the following parties:

Sellers:

1. HANSOL Holdings Co., Ltd. (hereinafter referred to as the “Lead Seller”)

100, Eulji-ro (Eulji-ro 2-ga), Jung-gu, Seoul

2. Lee Mi-sung (Date of Birth: November 1, 1957)

Room 301 (Jangchung Residence, Jangchung-dong 1-ga), 23, Dongho-ro 20na-gil, Jung-gu, Seoul

3. Cho Hyun-seung (Date of Birth: November 21, 1991)

Room 301 (Jangchung Residence, Jangchung-dong 1-ga), 23, Dongho-ro 20na-gil, Jung-gu, Seoul

(Hereinafter, the Lead Seller, Lee Mi-sung, and Cho Hyun-seung are each individually referred to as a “Seller” and collectively as the “Sellers”)

Purchaser:

PLAYVERSE Co., Ltd.

2F, Seoul Business Agency (Sangam-dong), 400, World Cup buk-ro, Mapo-gu, Seoul

(Hereinafter, each of the Sellers and the Buyer are individually referred to as a “Party” and collectively as the “Parties”)

RECITALS

WHEREAS:

1.	As of the Execution Date, the Sellers own an aggregate of 5,864,088 shares of common stock (the Lead Seller: 4,719,037 shares; Lee Mi-sung: 788,525 shares; Cho Hyun-seung: 356,526 shares), representing approximately 42.25% of the total issued and outstanding shares of HANSOL INTICUBE Co., Ltd., a company having its head office at 14F, Nuriggum Square Business Tower (Sangam-dong), 396, World Cup buk-ro, Mapo-gu, Seoul, whose shares are listed on the KOSDAQ Market operated by the Korea Exchange (hereinafter referred to as the “Target Company”) (such shares, the “Target Shares”);

2.	Subject to the terms and conditions set forth in the Agreement, the Sellers desire to sell the Target Shares to the Buyer, and the Buyer desires to purchase the Target Shares from the Sellers and acquire control of the Target Company (hereinafter referred to as the “Transaction”);

3.	Accordingly, the Parties have agreed to enter into the Agreement in order to set forth their respective rights and obligations in connection with the Transaction.

Article 1. Terms and Definitions

1.1	Terms and Definitions

Unless otherwise defined in the Agreement, the terms used herein shall have the meanings set forth below:

1)	“Disclosure Schedule” means the disclosure schedule relating to Article 6.1, attached hereto as Appendix 6.1.

2)	“Base Financial Statements” means the consolidated statement of financial position, consolidated statement of comprehensive income, consolidated statement of changes in equity, consolidated statement of cash flows, and the notes thereto, in each case with respect to the Target Company as of September 30, 2025, as publicly disclosed by the Target Company.

3)	“Target Company Accounting Standards” means the accounting policies or methods used by the Target Company in preparing the Base Financial Statements, to the extent not in violation of Korean International Financial Reporting Standards (K-IFRS).

4)	“Annual General Meeting” means the shareholders’ meeting of the Target Company to be held on the Closing Date, being the 23rd annual general meeting of the Target Company, for the purpose of electing the persons designated by the Buyer (hereinafter referred to as the “Buyer-Designated Officers”) as directors or statutory auditors of the Target Company and changing the corporate name of the Target Company to INTICUBE Co., Ltd. (provided that such name may be changed at the Buyer’s request prior to the Closing Date).

5)	“Applicable Laws” means, as of any relevant time, all constitutions, statutes, laws, treaties, conventions, orders, rules, ordinances, administrative regulations, or other similar rules or regulations having the force of law that are enacted, adopted, promulgated, or applied by any Governmental Authority.

6)	“Person” means any individual, corporation, unincorporated association or foundation, or any Governmental Authority (as defined below).

7)	“Proceeding” means any litigation, application, judicial settlement, arbitration, administrative adjudication, hearing, investigation, inquiry, or inspection conducted or pending before any Governmental Authority, and any related procedure.

8)	“Knowledge” means, with respect to any specified Person (or, if such Person is a corporation, its registered directors), the actual knowledge of such Person.

9)	“Business Day” means any day other than a Saturday, Sunday, or public holiday on which commercial banks are open for business in the Republic of Korea.)

10)	“Threat” means a circumstance in which a written notice (including notice by electronic mail) has been given indicating that a claim, cause of action, or other issue has been asserted or is likely to be asserted.

11)	“Governmental Authority” means any legislative, administrative, judicial, or regulatory authority (including self-regulatory organizations established under the Applicable Laws, such as the Korea Exchange), and any Person exercising authority delegated by or performing functions equivalent to any of the foregoing.

12)	“Governmental Approval” means, with respect to any matter, any permit, authorization, license, approval, registration, or prior notification required to be obtained from, or made to, any Governmental Authority.

13)	“Encumbrance” means any statutory or contractual restriction on any right, including ownership, beneficial interest, use, voting, or disposition, and includes any lien, pledge, mortgage, security interest, provisional registration as security, superficies, easement, leasehold deposit right (jeonse), attachment, provisional attachment, or any similar restriction.

14)	“Taxes” means all national and local taxes, customs duties, and all other taxes, public charges, levies, fees, surcharges, additional taxes, penalty taxes, withholding taxes, and any related ancillary costs, in each case imposed by, or payable to, any Governmental Authority.

15)	“Material Adverse Effect” means any event, circumstance, or condition that, individually or in the aggregate, has had a significant adverse effect on the net assets of the Target Company (for clarity, where the amount of any negative impact on the consolidated net assets of the Target Company exceeds 20% of the total consolidated net assets as shown in the Base Financial Statements). Notwithstanding the foregoing, none of the following, nor any event or circumstance arising directly or indirectly therefrom, shall be deemed to constitute a Material Adverse Effect, nor shall they be taken into account in determining whether a Material Adverse Effect has occurred:

(a)	changes in economic, political, or social conditions in the Republic of Korea or internationally;

(b)	general changes in the industry or market in which the Target Company operates;

(c)	the occurrence, continuation, or escalation of war, acts of terrorism, civil unrest, natural disasters, force majeure events, or epidemics, pandemics, or infectious diseases, including coronavirus disease 2019 (COVID-19);

(d)	changes in financial or securities markets (including changes in interest rates or exchange rates);

(e)	the negotiation, execution, announcement, disclosure, reporting, or consummation of the Agreement or the Transaction, or the performance of any action or obligation contemplated by the Agreement, and any effects or changes resulting therefrom;

(f)	any action taken by the Buyer, any action taken with the Buyer’s consent or at the Buyer’s request, or any failure to take action due to the Buyer’s refusal to consent;

(g)	any matter known to the Buyer as of the Execution Date;

(h)	any failure to meet internal or publicly disclosed projections, budgets, plans, revenues, profits, or other financial or operating forecasts of the Sellers, the Buyer, or the Target Company; or

(i)	effects arising in the Ordinary Course of Business, including deterioration of revenues or profits, impairment of goodwill, or any decrease in the valuation of such goodwill occurring in the ordinary course of business

16)	“Material Contracts” means the business-related contracts entered into by the Target Company with its top ten customers by revenue as reflected in the Base Financial Statements, which are valid and in full force and effect as of the Execution Date.

17)	“Ordinary Course of Business” means, in light of the nature of the business and on an overall basis, the conduct of business consistent with the past practices of a particular Person in terms of scale, quality, and frequency. For greater clarity, the following shall not be deemed to be within the Ordinary Course of Business:

(i)	any merger, consolidation, demerger, comprehensive share exchange, comprehensive share transfer, share split or reverse share split, change in the class of shares, dissolution, liquidation, or other comparable fundamental change in corporate organization;

(ii)	the transfer, sale, assignment, or other disposition of all or any material portion of the business or assets;

(iii)	any capital increase or reduction, issuance of bonds or other debt securities, lending or borrowing of funds, provision of guarantees, or granting of security interests over assets to any third party; and

(iv)	any other action that has a material impact on the assets or business of the company.

18)	“Affiliate” means any Person specified in each subparagraph of Article 34(4) of the Enforcement Decree of the COMMERCIAL ACT.

19)	“Required Governmental Approval” means, with respect to any Party, any Governmental Approval that such Party is required to obtain or complete in connection with the execution and performance of the Agreement.

20)	“Required Third-Party Consent” means, with respect to any Party, any consent or approval required to be obtained or completed from any contractual counterparty or other third party in connection with the execution and performance of the Agreement.

1.2	Interpretation

Unless the context otherwise requires, in the Agreement, words in the singular shall include the plural and words in the plural shall include the singular; references to any agreement or document shall include such agreement or document as amended, supplemented, or replaced from time to time; and references to the Agreement include the Agreement and any related agreements or documents.

Article 2. Sale and Purchase of the Target Shares

Subject to the terms and conditions of the Agreement, the Sellers shall sell to the Buyer, and the Buyer shall purchase from the Sellers, the Target Shares. The number of the Target Shares to be sold by each Seller to the Buyer is set forth in Appendix 2.

Article 3. Purchase Price

3.1	The purchase price for the Target Shares under the Agreement (hereinafter referred to as the “Purchase Price”) shall be KRW 15,000,337,104. Except in the case where the Purchase Price is deemed to be adjusted pursuant to Article 7.3, the Purchase Price shall not be adjusted for any reason after the Execution Date. For the avoidance of doubt, the Buyer shall not assert any adjustment, set-off, deduction, or other reduction of the Purchase Price for any reason whatsoever.

3.2	The allocation of the Purchase Price payable to each Seller shall be as set forth in Appendix 2.

3.3	The Purchase Price shall be paid as follows:

(1)	On the Execution Date, the Buyer shall pay 20% of the total Purchase Price as a deposit (hereinafter referred to as the “Deposit”) by cash transfer to the bank account of the Lead Seller specified in Appendix 4.3(1).

(2)	On the Closing Date, the Buyer shall pay (i) the amount obtained by deducting the Deposit from the portion of the Purchase Price payable to the Lead Seller, and (ii) the portions of the Purchase Price payable to each Seller other than the Lead Seller (the amounts under (i) and (ii) collectively, the “Remaining Purchase Price”), by cash transfer to the respective bank accounts of the Sellers specified in Appendix 4.3(1).

(3)	Upon the Closing, the Deposit shall be applied toward the Purchase Price. For the avoidance of doubt, any interest accrued on the Deposit shall accrue to the Lead Seller.

(4)	The Deposit shall not be construed as earnest money for rescission under Article 565 of the CIVIL ACT. Accordingly, the Buyer may not rescind the Agreement by forfeiting the Deposit, nor may the Sellers rescind the Agreement by refunding twice the amount of the Deposit to the Buyer.

3.4	The Buyer shall conduct due diligence on the Target Company for a period ending three (3) weeks from the Execution Date (which period may be extended by up to one (1) additional week by mutual agreement; hereinafter referred to as the “Due Diligence Period”). During the Due Diligence Period, the Lead Seller shall, to the extent permitted under the Applicable Laws, (i) cause the Target Company to provide the Buyer with due diligence materials relating to the Target Company reasonably requested by the Buyer in connection with the Transaction, within the scope permitted under the Applicable Laws and contractual obligations, and (ii) cooperate with the Buyer’s due diligence activities, including arranging interviews with officers of the Target Company as requested by the Buyer.

Article 4. Closing

4.1	Closing

The closing of the transactions contemplated by the sale and purchase of the Target Shares (hereinafter referred to as the “Closing”) shall take place on the date of the 23rd annual general meeting of the Target Company, at such place as may be separately agreed by the Parties. The date on which the Closing actually occurs is hereinafter referred to as the “Closing Date.”

4.2	Sellers’ Deliverables at Closing

On the Closing Date, concurrently with the Buyer’s performance of its obligations set forth in Article 4.3, the Sellers shall perform the following:

(1)	Each Seller shall transfer the Target Shares owned by such Seller to the Buyer by book-entry transfer to the Buyer’s securities account specified in Appendix 4.2(1).

(2)	Each Seller shall deliver to the Buyer a receipt for the Purchase Price (which may be replaced by documents evidencing the transfer of the Purchase Price in respect of the Target Shares, such as a transfer confirmation).

(3)	As of the Closing Date, the Lead Seller shall deliver to the Buyer the originals of the resignation letters of all registered officers of the Target Company then in office (hereinafter referred to as the “Resigning Officers”), together with any ancillary documents required for the registration of such resignations.

4.3	Buyer’s Deliverables at Closing

On the Closing Date, concurrently with the Sellers’ performance of their obligations set forth in Article 4.2, the Buyer shall perform the following:

(1)	The Buyer shall pay the remaining balance of the Purchase Price in accordance with Article 3.3(2).

(2)	The Buyer shall deliver to each Seller a receipt for the Target Shares.

(3)	The Buyer shall deliver to the Lead Seller a true and correct copy of its internal authorization documents approving the execution and performance of the Agreement.

Article 5. Covenants

5.1	Pre-Closing Covenants

From the Execution Date until the Closing Date (provided that, if the Agreement is terminated prior to the Closing Date, until the date of such termination), the Parties covenant that they shall do or refrain from doing the following:

(1)	If any Party becomes aware of any breach of the representations and warranties, covenants, or other obligations set forth in the Agreement, or of any fact or circumstance that may give rise to such a breach, such Party shall promptly notify the other Party thereof in writing. For the avoidance of doubt, any disclosure of such fact or circumstance by one Party to the other Party pursuant to this paragraph shall not be deemed to cure, amend, or remedy any such breach.

(2)	The Lead Seller shall use reasonable efforts to cause the Target Company to be operated in the Ordinary Course of Business from the Execution Date until the Closing Date.

(3)	For the purposes of electing the Buyer-Designated Officers and changing the corporate name of the Target Company at the Annual General Meeting, the Lead Seller shall cause the Target Company to take all actions necessary to convene the Annual General Meeting (including the holding of a board meeting for the convocation thereof), and the Sellers shall exercise their voting rights in favor of the agenda items relating to the election of the Buyer-Designated Officers and the change of the corporate name at such shareholders’ meeting. For this purpose, the Buyer shall determine the Buyer-Designated Officers and notify the Lead Seller thereof in writing no later than seven (7) Business Days prior to the notice date of the Annual General Meeting.

(4)	The contracts entered into as of the Execution Date between the Target Company and the Lead Seller or any Affiliate of the Lead Seller, as set forth in Appendix 5.1(4), shall be terminated by causing the Target Company to terminate such contracts as of the Closing Date or such earlier date as may be agreed between the Parties.

5.2	Post-Closing Covenants

(1)	If, after the Closing, any additional actions are identified as necessary for the performance of the Agreement, either Party may request the cooperation of the other Party, and the other Party shall reasonably comply with such request in good faith.

(2)	Following the Closing, until the completion of the change of officers and the corporate name of the Target Company (for clarity, meaning the time when the resolutions on such matters are adopted at the Annual General Meeting), the Lead Seller shall, to the extent permitted under the Applicable Laws, provide the Buyer, upon the Buyer’s reasonable request, with information, cooperation, or support relating to the management of the Target Company for the purpose of ensuring business continuity and a smooth transition.

(3)	The Lead Seller shall, for a period ending twelve (12) months from the Closing Date (which period may be extended by one (1) additional month by agreement of the Parties), allow the Target Company to use, for consideration, the IT systems of the Lead Seller or its Affiliates, to the extent necessary to enable the Target Company to use IT systems at a level equivalent to that used by the Target Company as of the Closing Date, in substantially the same manner and on substantially the same terms and conditions; provided, however, that the Lead Seller may change the manner or conditions of such IT system use during such period by giving the Buyer at least three (3) months’ prior notice.

For this purpose, the Parties shall cause the Target Company and the Lead Seller or the Target Company and any Affiliate of the Lead Seller to enter into an agreement regarding the use of IT systems or to amend any existing agreement.

(4)	For a period of one (1) year after the Closing Date, the Buyer shall:

(i)	ensure the continued employment of the employees of the Target Company who are employed as of the Closing Date, excluding registered officers (hereinafter referred to as the “Existing Employees”);

(ii)	not terminate, alter, suspend, or discontinue the employment relationship between the Existing Employees and the Target Company without just cause under the Applicable Laws; and

(iii)	not make any adverse changes to the employment conditions of the Existing Employees as of the Closing Date (including monetary compensation such as wages, remuneration, and benefits, but excluding non-monetary conditions changed for reasonable reasons).

Notwithstanding the foregoing, this paragraph shall not apply where necessary to comply with the Applicable Laws or where there exists attributable fault on the part of the Existing Employees (including violations of rules or disciplinary actions).

(5)	With respect to the Target Company’s previously awarded projects set forth in Appendix 5.2(5) (hereinafter referred to as the “Existing Projects”), the Buyer shall use reasonable efforts to cause the Target Company to complete the performance and implementation of such Existing Projects in accordance with the terms and conditions agreed with the relevant customers or counterparties as of the Closing Date.

(6)	The Buyer shall not assert any legal liability against, and shall indemnify and hold harmless, the Resigning Officers from and against any and all losses arising out of or in connection with any acts or omissions performed by the Resigning Officers in the course of their duties while in office at the Target Company; provided, however, that this shall not apply to any unlawful acts resulting from the Resigning Officers’ willful misconduct or gross negligence.

(7)	If, after the Closing Date, the Sellers request access to the books and records of the Target Company or the provision of materials or information of the Target Company as required by the Applicable Laws, orders of a Governmental Authority, or as necessary for exercising their rights of defense in connection with investigations by a Governmental Authority or for conducting litigation to which they are a Party, the Buyer shall cause the Target Company, within the reasonable scope permitted under the Applicable Laws and contractual arrangements, to allow such access and to provide such materials and information to the Sellers or their representatives.

Article 6. Representations and Warranties

6.1	Representations and Warranties of the Sellers

(1)	Each Seller hereby represents and warrants that the matters set forth in Section A of Appendix 6.1 are true and accurate as of the Execution Date and as of the Closing Date; provided, however, that any representation or warranty that is expressly made as of a specific date shall be true and accurate as of such specific date only.

(2)	The Lead Seller hereby represents and warrants that, except as disclosed in the Disclosure Schedule, the matters set forth in Section B of Appendix 6.1 are true and accurate as of the Execution Date and as of the Closing Date; provided, however, that any representation or warranty that is expressly made as of a specific date shall be true and accurate as of such specific date only.

6.2	Representations and Warranties of the Buyer

The Buyer hereby represents and warrants that the matters set forth in Appendix 6.2 are true and accurate as of the Execution Date and as of the Closing Date; provided, however, that any representation or warranty that is expressly made as of a specific date shall be true and accurate as of such specific date only.

Article 7. Indemnification

7.1	Indemnification Obligation

(1)	Each Party shall indemnify and hold harmless the other Party from and against any losses suffered by such other Party arising out of or resulting from any breach by the indemnifying Party of its representations and warranties, agreements, covenants, or other obligations under the Agreement. For purposes of this Article, the Party suffering such losses is referred to as the “Indemnified Party,” and the other Party is referred to as the “Indemnifying Party.” The amount of losses incurred by the Indemnified Party is referred to as the “Losses,” and the amount payable by the Indemnifying Party in respect of such losses is referred to as the “Indemnification Amount.”

(2)	Any claim for indemnification under this Article shall not affect the right of the Parties to exercise any right of termination. In the event that the Agreement is terminated pursuant to Article 8.2, indemnification for damages shall be governed by Article 8.3.

7.2	Limitations on Indemnification

(1)	If the Indemnified Party becomes aware of any circumstance that may give rise to losses, it shall take all reasonable measures to mitigate such losses, and the Indemnifying Party shall not be liable for any losses that are caused by or increased as a result of the Indemnified Party’s failure to take such reasonable measures.

(2)	Indemnification liability under the Agreement shall not arise on a duplicative basis solely because a single set of facts constitutes a breach of more than one representation and warranty, covenant, or other obligation under the Agreement.

(3)	In no event shall the Indemnifying Party be liable for any special damages (including damages based on differences in valuation derived from applying multiples to profits, cash flows, or other financial performance or condition), incidental damages, consequential damages, indirect damages, or secondary damages arising out of or in connection with any breach of representations and warranties, agreements, covenants, or other obligations under the Agreement.

(4)	The representations and warranties of each Party under the Agreement shall survive for a period of one (1) year from the Closing Date; provided, however, that in the case of breaches of the representations and warranties set forth in Paragraph (7) (Intellectual Property) and Paragraph (13) (Taxes) of Section B of Appendix 6.1, such representations and warranties shall survive for a period of three (3) years from the Closing Date. If the Indemnified Party intends to claim indemnification for a breach of representations and warranties by the Indemnifying Party, it shall provide the Indemnifying Party, within the applicable survival period, with written notice specifying in reasonable detail the nature of such breach, the specific items involved, supporting materials for each such item, and the resulting losses. If such notice is not given within the applicable period, the relevant indemnification claim shall be extinguished. Notwithstanding the foregoing, the above survival periods shall not apply in cases of willful misconduct or fraud by any Party.

(5)	Notwithstanding Article 7.1, in calculating losses incurred by the Buyer under the Agreement, any individual item of losses incurred by the Buyer (where an “individual item” means each separate event that independently gives rise to an indemnification claim) in an amount of less than KRW 100,000,000 shall be excluded from the calculation of losses under the Agreement, and only individual items of losses equal to or exceeding such amount shall be taken into account for purposes of calculating losses under the Agreement (including paragraphs (6) and (7) below).

(6)	Notwithstanding Article 7.1, if the aggregate amount of the Buyer’s losses under the Agreement (meaning only losses exceeding the threshold set forth in the preceding paragraph) does not exceed KRW 200,000,000, such losses shall be excluded from the calculation of losses under the Agreement, and only the portion exceeding such amount shall be included in the calculation of losses incurred by the Buyer.

(7)	The aggregate Indemnification Amount payable by each Seller to the Buyer pursuant to this Article shall not exceed ten percent (10%) of the Purchase Price allocated to such Seller; provided, however, that in the case of breaches of the representations and warranties set forth in Paragraph (6) (Material Contracts) or Paragraph (7) (Intellectual Property) of Section B of Appendix 6.1, the cap shall be twenty percent (20%) of the Purchase Price.

(8)	Notwithstanding any other provision of the Agreement, the Sellers shall not be liable for indemnification with respect to any matters that were known to the Buyer prior to the execution of the Agreement or that were disclosed to the Buyer by the Sellers, including matters disclosed through public disclosures, registrations, or other generally accessible means.

(9)	To the extent that, as a result of any loss incurred by the Indemnified Party, or in connection with any fact, event, circumstance, or condition relating to such loss, the Indemnified Party has received or is entitled to receive any benefit (including tax deductions, tax credits, or other tax-related benefits), the Indemnifying Party shall not be liable for indemnification to the extent of such benefit.

(10)	If, prior to the Indemnifying Party’s performance of its indemnification obligations under the Agreement, the Indemnified Party (including its Affiliates, and hereinafter the same shall apply in this paragraph) has received or becomes entitled to receive any monetary payment or benefit, such as insurance proceeds, from a third party in respect of losses indemnifiable under the Agreement, the Indemnified Party shall, prior to asserting any indemnification claim against the Indemnifying Party, take all necessary steps to obtain such payment or benefit. To the extent the Indemnified Party actually receives such payment or benefit from a third party, the Indemnification Amount payable by the Indemnifying Party shall be reduced by the amount thereof. If, after the Indemnifying Party has performed its indemnification obligations under the Agreement, the Indemnified Party subsequently receives any such payment or benefit from a third party in respect of losses indemnified under the Agreement, the Indemnified Party shall promptly pay over the amount of such payment or benefit to the Indemnifying Party.

(11)	After the Closing, the right of the Indemnified Party to receive indemnification under this Article shall be the sole and exclusive remedy of the Indemnified Party for any breach by the Indemnifying Party of its representations and warranties, agreements, covenants, or other obligations under the Agreement.

(12)	If, after the Closing, any third party asserts a claim against the Indemnified Party that may give rise to indemnification liability of the Indemnifying Party under the Agreement, the Indemnified Party shall, promptly after becoming actually aware of such claim, deliver written notice thereof to the Indemnifying Party and permit the Indemnifying Party, at its own expense, to assume the defense of such claim or any related litigation.

The Indemnified Party may, at its own expense, participate in the defense of such claim or litigation. If the Indemnifying Party fails to deliver to the Indemnified Party written notice of its election to assume such defense within thirty (30) days after receipt of the notice from the Indemnified Party, or delivers written notice that it does not intend to assume such defense, the Indemnified Party shall have the right to assume and conduct the defense of such claim or litigation.

Notwithstanding the foregoing, except with the prior written consent of the Indemnifying Party, the Indemnified Party shall not admit liability, enter into any settlement, or compromise such claim or litigation. The Indemnifying Party and the Indemnified Party shall reasonably cooperate with each other, including by allowing reasonable access to each other’s documents and records, for purposes of defending such claim or litigation.

7.3	Nature of Indemnification Amount

If the Indemnifying Party is required to pay the Indemnification Amount to the Indemnified Party pursuant to the Agreement, the Purchase Price shall be deemed to be adjusted by an amount equal to such Indemnification Amount for tax purposes, to the extent permitted under Applicable Laws. Accordingly, if the Sellers pay any Indemnification Amount to the Buyer, the Purchase Price shall, for tax purposes, be deemed reduced by such amount.

Article 8. Termination

8.1	Termination by Mutual Agreement

The Agreement may be terminated prior to the Closing by written agreement of the Parties.

8.2	Termination by Either Party

The Agreement may be terminated by written notice from the Sellers or the Buyer to the other Party if any of the following events occur. However, a Party responsible for the occurrence of any such event may not terminate the Agreement on the basis of that event, and after the Closing, the Agreement may not be terminated under any circumstances:

(1)	Any event arises that would result in the Target Company being designated as a company subject to management improvement or being subject to delisting review, by the Buyer;

(2)	A reorganization or bankruptcy proceeding is commenced with respect to either Party under the DEBTOR REHABILITATION AND BANKRUPTCY ACT, or any supervisory procedure under the CORPORATE RESTRUCTURING PROMOTION ACT or similar law is commenced in respect of either Party, by the other Party;

(3)	A court or other Governmental Authority takes any action prohibiting the Closing, and such action becomes final and non-appealable, by the Seller or Buyer

Termination under this Article shall always be of the entire Agreement, and partial termination shall not be permitted. If the Sellers or the Buyer terminate the Agreement, written notice must be provided to the other Party, and the Agreement shall terminate immediately upon delivery of such notice without any further action by the Parties. For the purposes of this Article:

(i)	the Sellers shall be treated as a single Party; and

(ii)	(a)	if any of the events under the foregoing clauses occurs with respect to any one Seller, the Buyer may terminate the Agreement with respect to all Sellers (or, at the Buyer’s option, with respect to part of the Sellers), and

(b)	no Seller may terminate the Agreement even if any of the events under the foregoing clauses occurs with respect to another Seller.

8.3	Indemnification

If the Agreement is terminated pursuant to Paragraphs (1) through (3) of Article 8.2 above, the Party responsible for the occurrence of the relevant event shall indemnify the other Party for all losses incurred, including all reasonable costs reasonably incurred by the Indemnified Party in connection with the negotiation and performance of the Agreement, including, without limitation, fees for accounting and legal due diligence and other professional advisors. For clarity:

(i)	the limitations on indemnification under Article 7.2 shall apply to such indemnification; and

(ii)	the Sellers shall be deemed at fault if any event arises causing the Target Company to be designated as a management-listed company or triggering delisting review.

8.4	Effects of Termination

(1)	If the Agreement is terminated pursuant to Article 8.1 or 8.2, the Agreement shall be of no further force or effect. Notwithstanding the foregoing, Articles 1 and 7 through 11 shall survive termination or expiration of the Agreement. Termination shall not affect any liability of a Party arising from any breach of the Agreement prior to such termination.

(2)	Upon termination of the Agreement, the Buyer shall (i) immediately return to the Sellers all documents and materials received in connection with the Transaction from each Seller, each Seller’s advisors, the Target Company (including its officers and employees), and their representatives, and destroy all copies thereof in the Buyer’s possession; and (ii) keep all information obtained in connection with the Transaction confidential.

8.5	Handling of the Deposit

(1)	If the Agreement is terminated due to the Buyer’s fault, the Deposit and any accrued interest shall be forfeited as liquidated damages in favor of the Lead Seller. The Buyer agrees not to make any claim for return or reduction of the Deposit and acknowledges that such amount constitutes a reasonable and appropriate liquidated damage, separate from any indemnification claim that the Sellers may have.

(2)	If the Agreement is terminated due to any Seller’s fault, the Lead Seller shall return double the amount of the Deposit, as liquidated damages, within ten (10) Business Days of receiving the Buyer’s written request. The Lead Seller agrees not to assert any claim for reduction or otherwise challenge the return of such amount and acknowledges that it constitutes a reasonable liquidated damage separate from any indemnification claim the Buyer may have.

(3)	If the Agreement is terminated pursuant to Article 8.1, the Lead Seller shall return the Deposit and any accrued interest (excluding taxes and other costs related to such interest) within ten (10) Business Days of receiving the Buyer’s written request.

Article 9. Confidentiality

9.1	Each Party shall not, without the prior written consent of the other Parties, disclose the contents of the Agreement to any third party, and shall keep confidential and shall not disclose to any third party any confidential information relating to the other Parties obtained in connection with the Agreement. In addition, the Buyer shall keep confidential and shall not disclose to any third party any confidential information relating to the Target Company obtained in connection with the Agreement. For purposes of this Article, “confidential information” means information that is not publicly known, has independent economic value, and has been maintained as confidential through reasonable efforts, including, without limitation, production methods, sales methods, and other technical or managerial information useful for business activities. Notwithstanding the foregoing, the confidentiality obligations under the Agreement shall not apply to any information or materials that:

(1)	have become publicly available without breach of the Agreement;

(2)	were lawfully obtained without breach of the confidentiality obligations under the Agreement;

(3)	were independently developed without use of or reference to information provided by the other Parties;

(4)	are required to be disclosed by law, court order, or other Governmental Authority; provided, however, that prior to such disclosure, to the extent permitted under the Applicable Laws, the disclosing Party shall promptly notify the other Parties so that they may (x) object to such disclosure or (y) consult regarding the timing and scope of such disclosure, and the disclosing Party shall disclose only such information as is legally required; or

(5)	are disclosed, solely to the extent reasonably necessary for the purposes of performing the Agreement or obtaining any consent or approval, to such Party’s officers, employees, Affiliates and their officers and employees, agents, advisors, shareholders, partners, creditors, or other stakeholders, provided that such persons are subject to confidentiality obligations substantially similar to those set forth in this Article.

9.2	If the Agreement is terminated or otherwise ceases to be effective for any reason, each Party shall return to the other Parties all confidential materials received from the other Parties in connection with the Transaction or, with the consent of the other Parties, destroy such confidential materials. However, if either Party has notified the other Party to receive such confidential materials and the other Party, without justifiable reason, fails to do so or delays receipt for more than one (1) month without notice, the notifying Party may destroy such confidential materials in a manner it deems appropriate.

9.3	The confidentiality obligations set forth in this Article shall survive the termination or expiration of the Agreement, whether such termination occurs by rescission, mutual agreement, or otherwise.

Article 10 Notices

10.1	Unless otherwise agreed by the Parties, all notices and communications in connection with the Agreement shall be made in writing (by hand delivery, registered mail, certified mail, or an internationally recognized commercial courier service) or by electronic mail to the respective contact details of each Party set forth in Appendix 10, or to such other contact details as any Party may designate by written notice to the other Parties after the date of the Agreement. Provided, however, that any notice or other communication given by electronic mail shall be deemed duly given only if the recipient confirms receipt thereof by electronic mail.

10.2	The Sellers hereby authorize and appoint the Lead Seller to receive and send notices on behalf of the Sellers in connection with the Agreement.

Article 11 Miscellaneous

11.1	Entire Agreement

The Agreement constitutes the final and complete agreement between the Parties with respect to the Transaction, and all prior oral or written agreements, understandings, or arrangements entered into prior to the Execution Date shall be deemed superseded and of no further force or effect upon execution of the Agreement.

11.2	Assignment and Successors

No Party may assign or transfer its position under the Agreement or any of its rights or obligations hereunder to any third party without the prior written consent of all other Parties.

11.3	Amendments and Waivers

Except as otherwise expressly provided in the Agreement, any amendment to the Agreement shall be made only by a written document duly executed by the Parties. The failure of any Party to exercise any right arising from a breach by another Party of its obligations under the Agreement shall not be deemed a waiver of such right, and any delay in exercising or waiver of such right shall not affect any other rights of such Party under the Agreement.

11.4	Severability

If any provision of the Agreement (including any sentence, phrase, or part thereof) is held to be invalid, illegal, or unenforceable, the validity, legality, and enforceability of the remaining provisions shall not be affected. Any such invalid, illegal, or unenforceable provision shall be replaced by a valid, legal, and enforceable provision that most closely reflects the original intent and substance of the replaced provision.

11.5	Force Majeure

No Party shall be liable for any failure or delay in the performance of the Agreement to the extent such failure or delay is caused by events beyond its reasonable control, including fire, storm, flood, earthquake, accident, war, acts of God, changes in laws, or actions taken by any Governmental Authority. Provided, however, that the affected Party shall notify the other Party as promptly as practicable upon the occurrence of such force majeure event and upon cessation thereof.

11.6	Expenses

Each Party shall bear its own costs and expenses incurred in connection with the negotiation, execution, and performance of the Agreement.

11.7	Taxes

Except as otherwise provided in the Agreement, each Party shall be responsible for the payment of the Taxes imposed on it under the laws of the Republic of Korea in connection with the execution and performance of the Agreement.

11.8	Headings

The headings of the Articles of the Agreement are for convenience and reference only and shall not affect the meaning or interpretation of the Agreement.

11.9	Counterparts

The Agreement may be executed in multiple counterparts, each of which shall be deemed an original, and all of which together shall constitute one and the same agreement.

11.10	Governing Law and Jurisdiction

(1)	The Agreement and any dispute arising out of or in connection with the Agreement shall be governed by, construed, and enforced in accordance with the laws of the Republic of Korea.

(2)	Any dispute arising out of or in connection with the Agreement shall be resolved through litigation, and the Seoul Central District Court shall have exclusive jurisdiction as the court of first instance.

/Signature Pages Follow/

IN WITNESS WHEREOF, the Parties have duly executed the Agreement as of the date first written above, either in person or through their duly authorized representatives.

Sellers:

HANSOL Holdings Co., Ltd.

100, Eulji-ro (Eulji-ro 2-ga), Jung-gu, Seoul

Chief Executive Officer       Lee Myung-gil       /Seal/

IN WITNESS WHEREOF, the Parties have duly executed the Agreement as of the date first written above, either in person or through their duly authorized representatives.

Sellers:

Lee Mi-sung /Seal/

Address: Room 301 (Jangchung Residence, Jangchung-dong 1-ga), 23, Dongho-ro 20na-gil, Jung-gu, Seoul

Date of Birth: Nov. 1, 1957

IN WITNESS WHEREOF, the Parties have duly executed the Agreement as of the date first written above, either in person or through their duly authorized representatives.

Sellers:

Cho Hyun-seung /Seal/

Address: Room 301 (Jangchung Residence, Jangchung-dong 1-ga), 23, Dongho-ro 20na-gil, Jung-gu, Seoul

Date of Birth: Nov. 21, 1991

IN WITNESS WHEREOF, the Parties have duly executed the Agreement as of the date first written above, either in person or through their duly authorized representatives.

Purchaser:

PLAYVERSE Co., Ltd.

2F, Seoul Business Agency (Sangam-dong), 400, World Cup buk-ro, Mapo-gu, Seoul

Chief Executive Officer        Kim Tae-woo       /Seal/

Appendix 2

Number of Target Shares and Purchase Price by Seller

	No. of	Purchase Price (KRW)
Seller	Target Shares	Deposit	Balance	Total
Lead Seller	4,719,037	3,000,067,421	9,071,229,225	12,071,296,646
Lee Mi-sung	788,525		2,017,046,950	2,017,046,950
Cho Hyun-seung	356,526		911,993,508	911,993,508
Total	5,864,088	3,000,067,421	12,000,269,683	15,000,337,104

Appendix 4.2(1)

Buyer’s Securities Account1

Buyer (Account Holder)	Securities Company	Account No.	Remarks
PLAYVERSE Co., Ltd.	IBK Securities	561-00-001845

Appendix 4.3(1)

Sellers’ Bank Accounts

Seller (Account Holder)	Financial Institution	Account No.	Remarks
Lead Seller	KB Kookmin Bank	978218-20-1497
Lee Mi-sung	Hana Bank	115-910334-81507
Cho Hyun-seung	Woori Bank	1002-660-229913

Appendix 5.1(4)

Affiliate Agreements Subject to Termination

No.	Counterparty	Agreement	Date	Term of Agreement
1	HANSOL Holdings Co., Ltd.	Trademark License Agreement	Feb. 8, 2024	Through Dec. 31, 2025(*)
2	HANSOL Holdings Co., Ltd.	Management Advisory Agreement	Feb. 8, 2024	Through Dec. 31, 2025(*)

(*)	Unless a notice of termination is given at least one (1) month prior to the expiration date, the agreement shall be automatically renewed for an additional one (1) year.

Appendix 5.2(5)

Existing Projects

No.	Counterparty	Title	Deposit Amount (x KRW million)	Contract Date	Expiration Date
1	Samsung Securities Co., Ltd.	Samsung Securities/Operations ITO(IPT/IPCC)_(P)_2023-12	14,585	Dec. 14, 2023	Dec. 31, 2028
2	LG U+ Co., Ltd.	Shinhan Financial Plus/TM Center Integration Project_(Y)_2024-12	8,041	Feb. 26, 2025	Jun. 30, 2026
3	AIA Life Insurance Co., Ltd.	AIA Life Call Center Cloud Operation	6,712	Feb. 21, 2022	Oct. 6, 2027
4	Shinhan Investment Corp.	Shinhan Financial Investment/Digital Contact Center Development (Services)	4,075	Jun. 30, 2021	Jun. 30, 2026
5	KB Kookmin Bank	KB Financial Group/Group-wide Integrated Call Center Development_202110	2,709	Aug. 16, 2022	Dec. 31, 2026
6	Shinhan Investment Corp.	Shinhan Financial Investment/Digital Contact Center (Solution Maintenance)	2,000	Jun. 30, 2021	Jul. 31, 2026
7	SK Broadband CO., Ltd.	Hyundai Card/DR, Integrated Statistics, EoS_(Y)_2024-03	1,876	Dec. 31, 2024	Dec 31, 2025
8	Samsung Life Insurance Co., Ltd.	Samsung Life Insurance’s Next-Generation WFMS Development	1,775	Nov. 3, 2025	Oct. 31, 2026
9	KT Corp.	NS Home Shopping/2025 NS Home Shopping Digital Contact Center Maintenance Contract_Year 2	1,424	Jul. 1, 2025	Jun. 30, 2026
10	Standard Chartered Bank Korea Ltd.	SC First Bank/Integrated Call Center Maintenance_Paid_2023_(P)_2023-01	1,420	Dec. 16, 2022	Dec. 31, 2025

Appendix 6.1

Representations and Warranties of the Sellers

A.	Matters Relating to the Sellers and the Target Shares

Each Seller hereby represents and warrants to the Buyer that, as of the Execution Date and as of the Closing Date, each of the following statements is true and accurate; provided, however, that any representation or warranty made as of a specified date shall be true and accurate as of such specified date only.

(1)	Organization and Authorization

The Lead Seller is a corporation duly organized and validly existing under the laws of the Republic of Korea, and has obtained all valid and lawful internal authorizations necessary to execute the Agreement and to perform its obligations thereunder.

(2)	Authorities

Each Seller has the requisite power, authority, and capacity to execute the Agreement and to perform its obligations thereunder. The Agreement has been duly executed by each Seller and constitutes a legal, valid, and binding obligation of each Seller, enforceable against each Seller in accordance with its terms.

(3)	Governmental Approvals

No consent, approval, authorization, or other action of, or filing with, any Governmental Authority or any third party is required for any Seller to execute the Agreement or to perform its obligations thereunder.

(4)	Title to the Target Shares

The Target Shares have been duly and validly issued, and each Seller legally and validly owns the Target Shares. Upon the Closing, title to the Target Shares shall be validly and effectively transferred to the Buyer free and clear of any Encumbrances.

Each Seller is entitled to lawfully exercise all rights as a shareholder of the Target Company, and there exists no legal or factual impediment to the exercise of such shareholder rights by any Seller. There is no dispute raised by the Target Company or any third party in connection with the exercise of voting rights with respect to the Target Shares.

(5)	Absence of Litigation

There is no litigation pending against any Seller that prohibits or restricts the Transaction, and, to the Knowledge of each Seller, there is no threat of any such litigation as of the Execution Date.

B.	Matters Relating to the Target Company

Except as set forth in the Disclosure Schedule, the Lead Seller hereby represents and warrants to the Buyer that, as of the Execution Date and as of the Closing Date, each of the following statements is true and accurate; provided, however, that any representation or warranty made as of a specified date shall be true and accurate as of such specified date only.

(1)	Organization and Existence

The Target Company is a corporation duly organized and validly existing under the laws of the Republic of Korea.

(2)	Capitalization

The authorized share capital of the Target Company is 40,000,000 shares, and the issued and outstanding shares consist of 13,879,521 shares of common stock with a par value of KRW 500 per share. Except as set forth in the Disclosure Schedule, the Target Company has not issued any convertible bonds, bonds with warrants, or other securities convertible into or exchangeable for shares of the Target Company, nor has it granted or undertaken to grant to any third party any right to request the issuance of shares or such securities, including stock options. The grant and cancellation of stock options by the Target Company comply in all material respects with the Applicable Laws and the articles of incorporation and do not violate them.

(3)	Required Approvals; No Violation of Applicable Laws, Articles of Incorporation, or Governmental Approvals

The execution and performance of the Agreement do not (i) violate the articles of incorporation of the Target Company, (ii) violate any Applicable Laws or any Governmental Approval applicable to the Target Company, and (iii) except as set forth in the Disclosure Schedule, require any Governmental Approval or Required Third-Party Consent.

(4)	Financial Statements

The Base Financial Statements have been prepared in accordance with the Applicable Laws and the Target Company Accounting Standards and fairly present, in all material respects, the financial condition, results of operations, and cash flows of the Target Company and its subsidiaries as of and for the periods indicated, and do not omit any liabilities as of such dates (including contingent liabilities, disputed liabilities, and any and all other liabilities). Since the date of the Base Financial Statements, the Target Company has not changed its accounting methods or practices, and no event or circumstance has occurred that would have a Material Adverse Effect on the financial condition, business, or assets of the Target Company.

(5)	Assets

The Target Company has good and valid title to, or valid leasehold or other lawful rights to use, its material assets (including real property, personal property, intellectual property, and other proprietary rights), and has not granted any security interest therein to any third party. Such material assets have been maintained, managed, and repaired in the Ordinary Course of Business, and there exists no fact or condition that would adversely affect their use, possession, or operation in the manner used, possessed, or operated as of the Execution Date.

(6)	Material Contracts

All Material Contracts have been duly and validly executed and are in full force and effect, constitute legal, valid, and binding obligations between the Target Company and the relevant counterparties, and, except as set forth in the Disclosure Schedule, no event has occurred in connection with the Transaction that would give rise to any right of termination or rescission by any counterparty. Neither the Target Company nor, in any material respect, any material counterparty is in breach of any Material Contract.

(7)	Intellectual Property

No Encumbrance exists on any intellectual property owned by the Target Company. All intellectual property owned by the Target Company is valid and enforceable, and no claim has been made by any third party alleging invalidity, infringement of third-party intellectual property rights, or otherwise. All intellectual property used by the Target Company (excluding intellectual property owned by the Target Company) is used pursuant to valid and enforceable licenses or permissions from the respective owners. There is no litigation or dispute relating to any intellectual property owned or used by the Target Company. The Target Company has taken measures in the Ordinary Course of Business to protect its trade secrets.

(8)	Contracts with Affiliates

Except for the contracts set forth in the Disclosure Schedule, there are no contracts currently in effect between the Target Company and any Seller or any Affiliate.

(9)	Contracts with Officers

Except for officer appointment agreements (including employment agreements, service agreements, or mandate agreements, regardless of their specific titles), there are no contracts currently in effect between the Target Company and any of its officers.

(10)	Insurance

All insurance policies maintained by the Target Company are valid and in full force and effect, and no circumstance exists under which such policies would be canceled or terminated as a result of the Transaction. No Encumbrance exists over any insurance proceeds receivable by the Target Company. The Target Company maintains all insurance coverage required by Applicable Laws and has timely paid all related premiums.

(11)	Governmental Approvals

The Target Company has duly obtained and maintains all material Governmental Approvals necessary to conduct its business and to own, use, and operate its assets. All such material Governmental Approvals are valid and in effect, and the Target Company has complied in all material respects with the conditions thereof. The Target Company has not received any written notice from any Governmental Authority regarding any violation of, or circumstances that could result in the invalidation, revocation, suspension, or refusal to renew, any Governmental Approval.

(12)	Compliance with Laws

The Target Company and its officers and employees are in material compliance with the Applicable Laws in the conduct of the Target Company’s business.

(13)	Taxes

The Target Company has duly filed all tax returns and paid all Taxes required to be filed or paid under the Applicable Laws. As of the Execution Date, no tax audit is pending with respect to the Target Company.

(14)	Employment and Labor Matters

The Target Company is in material compliance with Applicable Laws, company policies, collective bargaining agreements, and contracts relating to employment and labor matters, and has paid, or adequately accrued in its financial statements, all wages, allowances, bonuses, performance incentives, severance payments, executive retirement benefits, special merit payments, and ex gratia payments owed to its officers and employees. As of the Execution Date, there is no pending litigation relating to employment relationships. There are no ongoing or threatened strikes, slowdowns, work stoppages, suspensions, interruptions of labor, labor disputes, or other collective actions (whether or not related to the Transaction) as of the Execution Date.

(15)	Litigation and Disputes

To the Knowledge of the Lead Seller, except as set forth in the Disclosure Schedule, there is no material litigation, application, arbitration, investigation, inquiry, or other judicial or administrative proceeding pending or ongoing against the Target Company.

Disclosure Schedule

This Disclosure Schedule sets forth the exceptions to the representations and warranties of the Lead Seller under Article 6.1(2) of the Agreement. Any matters disclosed in this Disclosure Schedule shall, notwithstanding any specific reference to a particular section or provision of this Disclosure Schedule, be deemed disclosed for purposes of, and shall apply to, all related representations and warranties under the Agreement.

6.1-B.(2) Issuance and Grant of Securities of the Target Company

1. Stock Option Grants (as of the end of September 2025)

Grantee	Relationship	Grant Date	Granting Method	No. of Options Granted	Unexercised Options	Exercise Period	Exercise Price	Lock-up Obligation
Ryu Chang-sung	Former Employee	Mar. 24, 2021	Issuance of new shares, etc.	85,100 shares	85,100 shares	Mar. 24, 2024 – Mar. 23, 2026	KRW 3,552	X

6.1-B.(3) Required Third-Party Consent, 6.1-B.(6) Material Contracts

The following Material Contracts of the Target Company contain provisions pursuant to which the execution of the Agreement or the consummation of the Transaction may give rise to a right of termination or cancellation in favor of the relevant counterparty:

No.	Counterparty	Title	Deposit Amount (x KRW million)	Contract Date	Expiration Date
1	Samsung Securities Co., Ltd.	Samsung Securities/Operations ITO(IPT/IPCC)_(P)_2023-12	14,585	Dec. 14, 2023	Dec. 18, 2028
2	LG U+ Co., Ltd.	Shinhan Financial Plus/TM Center Integration Project_(Y)_2024-12	8,041	Feb. 26, 2025	Jun. 30, 2026
3	SK Broadband CO., Ltd.	Hyundai Card/DR, Integrated Statistics, EoS_(Y)_2024-03	1,876	Dec. 31, 2024	Dec. 31, 2025
4	KT Corp.	NS Home Shopping/2025 Digital Contact Center Maintenance Contract_Year 2_(P)_2025-07	1,424	Jul. 1, 2025	Jun. 30, 2026
5	Standard Chartered Bank Korea Ltd.	SC First Bank/Integrated Call Center Maintenance_Paid_2023_(P)_2023-01	1,420	Dec. 16, 2022	Dec. 31, 2025

6.1-B.(8) Contracts with Affiliates

No.	Affiliate	Title	Contract Date	Term of Agreement
1	HANSOL Holdings Co., Ltd.	Trademark License Agreement	Feb. 8, 2024	Through Dec. 31, 2025(*)
2	HANSOL Holdings Co., Ltd.	Management Advisory Agreement	Feb. 8, 2024	Through Dec. 31, 2025(*)
3	HANSOL PNS Co., Ltd.	2025 ITO Agreement	Feb. 26, 2025	Through Dec. 31, 2025(*)
4	HANSOL PNS Co., Ltd.	2025 ITGC Service for Internal Control over Financial Reporting of HANSOL INTICUBE	Feb. 28, 2025	Through Dec. 31, 2025
5	HANSOL COEVER Co., Ltd.	Hyundai Card / ITO Maintenance (Year 2) _(P)_2025-01	Jan. 16, 2025	Through Dec. 31, 2025
6	HANSOL COEVER Co., Ltd.	Hyundai Capital / ITO Maintenance (Year 2) _(P)_2025-01	Jan. 16, 2025	Through Dec. 31, 2025
7	HANSOL COEVER Co., Ltd.	KT National Core Network Facility Maintenance SE	Mar. 17, 2025	Through Dec. 16, 2025
8	HANSOL COEVER Co., Ltd.	Self-Service Operations Team IVR Operation & Maintenance (2025, COEVER)	Apr. 1, 2025	Through Dec. 31, 2025
9	HANSOL COEVER Co., Ltd.	WFM, NR Operations & Maintenance	Apr. 14, 2025	Through Dec. 31, 2025
10	HANSOL COEVER Co., Ltd.	LINA Life / LINAONE Voice Bot Operation (Jan. – Dec. 2025)	May 12, 2025	Through Dec. 31, 2025
11	HANSOL COEVER Co., Ltd.	Samsung Securities / Operations ITO (IPT/IPCC) _(P)_2023-12	Jul. 1, 2025	Through Dec. 31, 2025
12	HANSOL COEVER Co., Ltd.	HANSOL COEVER Call Infrastructure Operation & Maintenance Outsourcing Agreement	Jul. 1, 2025	Through Dec. 31, 2025
13	HANSOL COEVER Co., Ltd.	Samsung Securities AICC Advancement (FM/FC) _(Y)_2025-07	Jul. 28, 2025	Through Dec. 27, 2025
14	HANSOL COEVER Co., Ltd.	HANSOL COEVER Call Infrastructure Operation & Maintenance Outsourcing Agreement (WFM)	Sep. 1, 2025	Through Dec. 31, 2025
15	HANSOL COEVER Co., Ltd.	Shinhan Financial Plus / TM Center Integration Project _(Y)_2024-12	Sep. 24, 2025	Through Dec. 31, 2025
16	HANSOL COEVER Co., Ltd.	HANSOL COEVER Call Infrastructure Operation & Maintenance Outsourcing Agreement (WFM)	Oct. 1, 2025	Through Dec. 31, 2025

No.	Affiliate	Title	Contract Date	Term of Agreement
17	HANSOL COEVER Co., Ltd.	Shinhan Life / Customer Service Center PBX Upgrade _(Y)_2025-09	Oct. 1, 2025	Through Dec. 31, 2025
18	HANSOL COEVER Co., Ltd.	KT National Core Network Facility Maintenance & Development (9-month Extension)	Oct. 15, 2025	Through Jul, 14, 2026

(*)	Unless a notice of termination is given at least one (1) month prior to the expiration date, the agreement shall be automatically renewed for an additional one (1) year.

6.1-B.(15) Litigation and Disputes

The litigations involving the Target Company as of the Execution Date are as follows:

Court / Case No.	Filing Date	Plaintiff	Defendant
Seoul High Court 2025Na210304	Oct. 17, 2025	BCM Educational Group Co., Ltd.	Defendant: NTT Korea Solutions Co., Ltd. Intervenor in Support of Defendant: HANSOL INTICUBE Co., Ltd.
Seoul Central District Court 2023Gadan5218790	Jun. 19, 2023	HANSOL INTICUBE Co., Ltd.	NTT Korea Solutions Co., Ltd.

Appendix 6.2

Representations and Warranties of the Buyer

The Buyer hereby represents and warrants to the Sellers that, as of the Execution Date and as of the Closing Date, the following statements are true and accurate; provided, however, that any representation or warranty made as of a specified date shall be true and accurate as of such specified date only.

(1)	Organization and Authorization

The Buyer is a corporation duly incorporated and validly existing under the laws of the Republic of Korea, and has taken all necessary and valid internal corporate actions required to execute this Agreement and to perform its obligations hereunder.

(2)	Authorities

The Buyer has full power and authority to execute this Agreement and to perform its obligations hereunder. This Agreement has been duly executed by the Buyer and constitutes a valid and binding obligation of the Buyer, enforceable against the Buyer in accordance with its terms.

(3)	Absence of Violations

The execution, delivery, and performance by the Buyer of this Agreement do not and will not:

(i)	violate or conflict with the Buyer’s articles of incorporation, bylaws, or other organizational documents or internal resolutions;

(ii)	violate or conflict with any law, rule, regulation, order, writ, judgment, injunction, decree, determination, or award applicable to the Buyer; or

(iii)	violate, result in a breach of, constitute a default under, or result in the acceleration or loss of any benefit under any contract or agreement to which the Buyer is a party.

(4)	Governmental Approvals

No consent, approval, authorization, filing, or notification of any Governmental Authority or any third party is required in connection with the Buyer’s execution or performance of this Agreement.

(5)	Sufficiency of Funds

The Buyer has sufficient funds available to pay the Purchase Price in accordance with the terms of this Agreement.

(6)	No Litigation

There is no action, suit, investigation, or proceeding pending or, to the Buyer’s knowledge as of the Execution Date, threatened against the Buyer that seeks to prohibit or materially restrict the Transaction.

(7)	Notwithstanding any other provision of this Agreement, the Buyer acknowledges and agrees that, except for the representations and warranties expressly set forth in Article 6.1 of this Agreement, the Sellers make no express or implied representations or warranties with respect to the Sellers, the Target Shares, the Target Company, the Transaction, or any other matter.

Appendix 10

Notices

Notices to Sellers

HANSOL Holdings Co., Ltd.

Address: 100, Eulji-ro (Eulji-ro 2-ga), Jung-gu, Seoul

Attention: Executive Director Lee Kyu-seok

TEL: 010-3355-2477

E-mail: Kyuseok.lee@hansol.com

Notices to Buyer

PLAYVERSE Co., Ltd.

Address: 20F, Nuriggum Square Business Tower, 396, World Cup buk-ro, Mapo-gu, Seoul

Attention: CEO Kim Tae-woo

TEL: 010-9259-8626

E-mail: Ted.kim@playcompany.kr